Exhibit 99.3

Local Conference Call

JBS S/A (JBSS3)

3Q23 Earnings Results Call

November 14th, 2023

Operator: Good morning, and thank you for waiting. Welcome to the JBS S/A and JBS USA conference call to the third quarter of 2023 results discuss.

With us here today we have Gilberto Tomazoni, Global CEO of JBS, Guilherme Cavalcanti, Global CFO of JBS, Wesley Batista Filho, CEO of JBS USA, and Christiane Assis, Investor Relations Director.

This event is being recorded and all participants will be in a listen-only mode during the Company’s presentation. After JBS’ remarks, there will be a question-and-answer session. At that time further instructions will be given. Should any participant need assistance during this call, please press *0 to reach the operator.

Before proceeding, let me mention that forward-statements are based on the beliefs and assumptions of JBS’ management. They involve risks and uncertainties because they relate to future events and therefore depend on circumstances that may or may not occur.

Now, I’ll turn the conference over to Gilberto Tomazoni, Global CEO of JBS.

Mr. Tomazoni, you may begin your presentation.

Gilberto Tomazoni: Good morning. Thank you everyone for participating in our earning calls.

Our third quarter numbers for 2023 show we are on a steady path to recover both our results and margins, as we flagged early in this third quarter of this year. Our business segment continues to improve, whether we are talking about margin or cash flow.

Thanks to the strength of our global diversified platform across geographies and proteins and the implementation of key management improvements in Brazil and the United States, we have added nearly 1% point for our EBTDA margin compared to the second quarter of this year, rising to nearly 6%.

This cash flow progressions and demonstrate our commitment to financial discipline and the fundamentals of our debt policy. This is the first highlight I would like to share about our results.

Moving to the second point and revisiting an issue I have previously discussed, we had two business areas that we are performing below their potential. In this third quarter, we continue to work on restoring the profitability of this operation and we’re beginning to see the initial results.

At Seara, we have executed part of our previous identified opportunities, and we believe that the coming quarters will be positively impacted by the realization of this benefit from these measures. Beyond operational improvements, Seara has opportunity outside its gates, meaning opportunities captured from the market with the ramp-up of new facilities, like Rolândia, for example, which have yet to reach full capacity. Without a doubt, we are very optimistic about Seara prospects.

In our US Beef business, the operational measures we have implemented in commercial, industrial areas are helping us navigate the lowest point in the cattle cycle. The margin of the operation are showing gradual recovery, even in a scenario of tighter spreads and reduced cattle supply, demonstrating our commitment to operational excellence.

The third point is our dedication to financial discipline to reduce our debt. This quarter, thanks to our strong cash flow, we reduced our net debt by US$600 million. Despite this reduction, our leverage increased to 4.87 times in dollar terms, due to a statistical issue, which Guilherme will elaborate on shortly. This, once again, showed that we are well-prepared to navigate this challenging period with security and financial robustness.

We have extended the average terms of our debt to 12 years, expanded liquidity and reduced the cost of boarding. This is a testament to our commitment to the financial discipline in our effort to reduce our debt. Beginning of this last quarter in 2023, The good news is that we will enter a structural deleverage process for the company.

The fourth point I would like to highlight is our continued growth in the commencement of our operation from the investment in new facility in the past years. As an evidence by the opening of Rolândia breaded product and the sausage factory in Paraná two weeks ago, one of the most modern and sustainable JBS plant in the world. Likewise, our new Italian meat plant in United States continue to rapidly ramp up production.

JBS long-term vision remain unchanged. We remain focused on our growth through diversification, innovation, value-add product and strong brands. We have a unique multi-geography and multi-protein platform that makes us more resilient in the face of challenging scenarios in any specific geographies or business line.

Additionally, I would like to address our focus on generating long-term value for stakeholders with the dual listing to our shares in Brazil and the United States. We believe this is a yet another way to generate even more value to all of our shareholders and our team members and our communities.

Finally, our ongoing investment in expansion, the reduction of our debt and the execution of improvements in the management of our business show that we are absolutely focusing on what we can control, regardless of other issues that may affect our business.

As we celebrate our 70th anniversary, we have evolved our brand to commemorate this new chapter for JBS. It is a simultaneously celebration of our past and a reflection of our present and a vision for our future with focus on innovation, operational excellence, quality, financial discipline and leadership in all that we do.

Thank you all for participating in this earning calls and now I will hand to over Guilherme, who will be detailing our financial. Guilherme, please.

Guilherme Cavalcanti: Thank you, Tomazoni. Let’s go through the operational and financial highlights of the third quarter 2023 starting on slides 12, please. I would like to start by highlighting all the work in the liability management that we continue to carry out throughout the second half of the year. In September, JBS issued US$2.5 billion in senior notes, of which US$1.6 billion with a coupon of 6.75% and maturity in 2034, and US$900 million with a coupon of 7.25% and maturity in 2053. Subsequently, we issued US$500 million through our subsidiary Pilgrim’s Pride with maturity of 2034 and a coupon of 6.87. Additionally, in October we issued agribusiness receivable certificates in the amount of R$1.7 billion.

Thus, with the resource described above, we paid US$440 million of trade finance lines in September, and we repay almost all of our short and mid-term debts in the amount of US$2.5 billion, in addition to the tender offer of PPC notes due to 2027 already concluded in the amount of US$868 million. After completing this entire process, we will extend JBS average debt term to 12 years, reducing the average cost to 6.08% per year and practically eliminating the need to pay debt until 2027.

Moving on to slide 13, we have the operational and financial highlights of the quarter. Net revenue in the third quarter of 2023 was R$91 billion or US$19 billion. Adjusted EBITDA totaled R$5.4 billion or US$1.1 billion, which represents a margin of 5.9% in the quarter, a sequential improvement since the first quarter of 2023, in line with what we have been mentioning throughout the year. Net profit was R$573 million in the quarter.

Please, now moving to slide 14, the operational cash flow in the quarter was R$6.3 billion or US$1.3 billion, an improvement of 20% when compared to the previous quarter. This result is mainly a consequence of the improving in operating results, but also in working capital, which was positively impacted by R$1,7 billion or US$341 million. The main gains came from improvements in accounts receivables due to the decrease in average price and increased payments from China and Middle East countries, as well as the reduction in inventories as a result of the decrease in the price of raw materials, mainly live cattle in Brazil and Australia and grains in US and Brazil.

In the last two quarters, we informed the market that we could generate enough free cash flow to offset the first quarter cash burn of US$1.2 billion. Considering the results of the second and third quarters, we have already reached US$1.1 billion, that is 91% of the total amount. Historically, the fourth quarter generates free cash flow due to the postponement of payments from live animals until the following fiscal year. Thus, in the first quarter, we had a cash outflow of US$440 million related to these purchases and we expect that a good part of this amount will now return in the fourth quarter, which will contribute positively to the free cash flow of the year. Furthermore, we are considering capturing more US$150 million in the fourth quarter on the back of lower grain prices.

Regarding tax, we are estimating additional cash inflow of US$100 million due to the refunds of state tax in the US and monetization of tax credits in Brazil. These amounts are in addition to the US$185 million we booked in the second and third quarters. Finally, we already expected leverage in the third quarter to be the highest of the year due to the decrease in EBITDA, which as we demonstrated, is already improving sequentially. When using the market consensus for EBITDA, our leverage in 2023 will end up around 4 times net debt to EBITDA, lower than the leverage posted in the second quarter.

Likewise, using market consensus for EBITDA of 2024, which is a margin of 6.5%, leverage would already return to the top range indicated in our financial policy that is 3 times. In 2025, using market consensus data, which is a margin of 7%, our leverage would end up the year of 2025 at 2.5 times.

To wrap up this slide, capital expenditures in the quarter was approximately R$1,8 billion or US$375 million, 52% of which was maintenance. Therefore, considering the factors above, free cash flow for the quarter was positive in R$3,4 billion or US$703 million.

Moving to the slide 15 we have the evolution of our debt profile. Net debt in the third quarter of 2023 ended up at US$16 billion, a decrease of approximately US$600 million. The sequential operation improvement reflected in our EBITDA of US$1.1 billion and the improvement in working capital of US$341 million were more than enough to offset investments in capital expenditures of US$375 million, accrued interest of US$270 million, biological assets of a US$130 million, and leasing payments of US$101 million.

Net financial expenses for the quarter were US$261 million, stable compared to the previous quarter. It’s worth mentioning that 79% of our debt is in the form of bonds denominated in dollars with fixed coupons. Leverage in dollars rose to 4.87x in reais and 4.84x in dollars. The growth is explained by 61% reduction in EBITDA in the last 12 months and in the third quarter of 2023 when compared to the same period of previous year.

However, as I mentioned previously, our average debt term is quite comfortable at 12 years with an average cost of 6.08% and no relevant maturities until 2027.

Before I move on to the business units, I would like to make everyone aware that both in the earnings release and on our investor regulations website, we began to disclose the EBIT in dollars and US GAAP for the international operations to facilitate comparability with our US peers. Let’s now quickly go through the business units.

Starting with Seara on slide 16, net revenue for the quarter fell 13% year over year in the third quarter, reflecting lower poultry prices due to global oversupply of poultry. On the other hand, profitability improved sequentially throughout quarter as a result of lower production costs and greater operational efficiency. Furthermore, I would like to highlight that Seara inaugurated its industrial complex located in the city of Rolândia in October advancing its expansion strategy in brand and value-added products, particularly in the chicken breaded and hot dog segments. The new plants are the most automated at Seara and among one of the most modern at JBS globally.

Moving now to slide 17, JBS Brazil reported net revenue 11% lower when compared to the same period of previous year as a result of the decrease in beef export prices, mainly to China. This result was partially offset by greater demand in the domestic market, reflecting the decrease in retail prices.

I would like to highlight that in a survey carried out by the Datafolha Institute in thousands of Brazilian households, the Friboi brand was once again elected top of mind that is the most remembered and preferred brand by Brazilian consumer. Friboi wins the meat category for the fourth time and consolidates itself as the absolute leader.

Moving on to the slide 18 and speaking from now on in dollars and US GAAP, JBS Beef North America net revenue grew 7% year over year in the quarter with an EBITDA margin of 1.6%. Although profitability reflects the turnaround in the cattle cycle in the annual comparison, the sequential improvement in profitability is a result of the company’s efforts to improve commercial and operational performance already capturing gains on several fronts.

Moving on to slide 19, we have JBS Australia. Despite the decrease in consolidated net revenue, the EBITDA margin grew 3 percentage points to 6.6% in US GAAP. This improvement mainly reflects the lower purchase price of live cattle given the greater availability of animals due to the more favorable cycle. According to Meat and Livestock Australia, the price of live cattle in Australia fell 49% year over year in the third quarter.

Turning on to JBS USA Pork, net revenue for the fourth quarter was 5% lower compared to the third quarter of 2022. However, the EBITDA margin returned to historical levels. This improvement in profitability is a result of lower grain costs, minus 24% year over year, the decrease in pork prices, minus 18% year over year, and continuous efforts aimed at expanding the value-added portfolio and improving commercial and operational execution.

Pilgrim’s Pride, on slide 21, presented a drop in net revenue of 2% in the third quarter of 2023 in the annual comparison. However, all regions improved margins compared to the previous quarter as a result of operational excellence programs, continued partnership with key customers, and increase in diversification through a branded and value-added portfolio.

In the US poultry cuts, that are used as raw material, big birds, still face a challenging scenario, but market fundamentals have already started to improve.

Mexico recorded strong results in the quarter with continued improvement in the live chicken operation, lower grain prices, and favorable exchange rate impact.

Finally, in Europe, the positive trajectory of margin growth continued driven by the continuous optimization of operations, cost recovery efforts, consolidation of back-office activities, and growth of partnerships with key customers.

As you can observe and as we have been indicating, the sequential improvement in our profitability has already occurred and the trend remains positive in the fourth quarter, highlighting JBS Australia, Seara, and JBS Brazil.

So, I would like to open to our question-and-answer session, please.

Question and Answer Session

Operator: Ladies and gentlemen, we will now begin the question-and-answer session. To ask a question, please dial *1. To remove the question from the list, type *2.

And our first question comes from Tiago Bortolucci, Goldman Sachs. Please, go ahead.

Tiago Bortolucci: Hi guys. Good morning, Tomazoni, Guilherme, Wesley. Thanks for the call and congratulations on the results. I wanted to start by discussing with you a little the dynamics in Brazil. My first question is regarding growth, a topic that Tomazoni addressed in his opening remarks. At the time of the inauguration of the Rolândia plant, you announced, together with a controlling shareholder, an intention to place a multimillion-dollar investment in the country by 2027. I understand that part of this is in Seara, but it also involves JBS’s other operations, so I I wanted to understand a little about how these investments should be divided, what are the opportunities you are trying to address and how does this relate to Seara’s latest expansion plan that you are completing? That’s the first question.

And the second, particularly in the Brazil Beef dynamics, I understand, Guilherme, the point you made about weaker export prices, but at least when we look here at the three-to-three dynamics of export prices versus the arroba, I it seems that the arroba more than offset this weakness in exports. So, I also wanted to understand a little better what was the driver of this sequentially worse margin in the Brasil Beef unit. Thanks.

Gilberto Tomazoni: Tiago, thanks for the question. I’m going to start by answering the question you referred to what I said there during the inauguration of Rolândia. Yes, we are closing the cycle of investments that we had announced five years ago, four years ago we concluded the investments, which were investments from JBS directly worth 8 billion and there was another 3 billion that belonged to rural producers with investment in farms.

So, these investments are now practically completed, there is still something to be completed other than finishing some factories that we are building, but we are talking about a much smaller number. So, this completes a growth cycle that we had planned before. Our growth process requires that we not only grow, build a new factory, we have to develop the entire field part to do it. So, if we think about the next cycle, we will have to think now to make a long-term investment.

So, I said that within that investment context. Obviously, I also referred in my opening to the issue of financial discipline. I correlated at that time that if we were successful in shareholder approval of the dual listing, it would potentially benefit us to continue this growth story that we are doing. But the important thing now is that we are committed to our financial policy.

So, what you will see and what I said, is that from the fourth quarter onwards you will structurally see a reduction in our debt level. This is our big focus. If, with the approval of the double listing, the repricing of the company’s shares opens up the potential for the company to issue and accelerate an entire growth plan, it is possible to do so because the market issues here at Seara are very positive, I say mainly for Seara, the focus here is to grow Seara’s business and growth in the circular economy, because the circular economy presents countless opportunities, both in terms of energy and in terms of by-products using material above our process to grow.

So, we created a peptide industry here, we created a fertilizer industry, we created a biodiesel industry. So, there is a whole field there that is adding value using raw materials that are residual from our process, and the focus on Seara, because the fundamentals of Seara, consumer preference, increased purchases, penetration, Seara producers are more present in more consumers’ homes, and the repurchase of this product gives us the confidence that we have to continue investing in long-term growth. So, it was in this context that I made that statement at that event.

What you are raising about the issue of Seara, the documentary that Guilherme made, so it depends a lot on the positioning the company had at the time the deals took place. So, the big impact we had on the cattle business was right after the opening of COVID in China, there was a large number of containers that entered the market, there was that price depression and that affected our business. This direct correlation that we make here depends a lot on how the company was positioned there. In our case, this is what impacted the result of Beef Brasil.

Tiago Bortolucci: No, it’s clear. If I could do a quick follow-up, Tomazoni, taking advantage of the fact that you touched on the topic of double listing, do you have any timing updates regarding the next steps in the process to share with us?

Gilberto Tomazoni: Tiago, yes. We announced the structure of our listing and, in the structure that we announced, the structure did not provide for ADR holders to vote at the Meeting. The structure was a structure that did not have this possibility. Well, when we announced it, many of the ADR holders were in contact with us expressing that they would like to have the right to vote, to participate in the Assembly and to speak out.

Two points there: firstly, we thought their demand was fair and we considered that we should meet that demand. So, that was one point. The other point that added to this is that we do not have an urgency to make this list, as Guilherme detailed there, our debt extension to 12 years, our commitment only until 2027, it gives us a very calm condition. So why not serve these ADR holders? Then we went to study, this is a question that has much less to do with the structure of the operation, but a legal question of how to carry out this process, how to allow this to happen. So, the lawyers worked on this issue and identified ways that could be done.

This meant that we had to go back to the SEC and change the F4 we had made to allow adherents to return. So, this is a process that begins... you enter the documents, then you have the SEC analysis, the SEC comes back with questions and we are currently answering questions from this process. So, this is the issue, exactly at this point, nothing changed in our intention, what it was, was a response to a demand from people who held ADRs, and which seemed more than fair to me.

Tiago Bortolucci: I’ts understood. Thank you, Tomazoni.

Operadora: Our next question comes from Isabela Simonato, Bank of America. Please, go ahead.

Isabela Simonato: Good morning, Tomazoni and Guilherme. Thanks for the call. I wanted to go back a little to the Seara discussion. I think maybe it’s one of the businesses here in an improvement process, but maybe it’s a little different from what we expected and what we’re seeing for the rest of the industry.

Obviously, Tomazoni, you have talked a lot about the improvements and how this should go from now on, but if you could go into a little more detail within the business and how this third quarter was when we think about export profitability, processed in Brazil, a little more so that we can contextualize the profitability of the business and the quarters.

And the second question is about the pork margin in the United States, obviously there was a super strong recovery quarter on quarter, but it has proven to be a business that is perhaps quite volatile and with a reading that we would like to understand a little more from now on, in other words, how sustainable it is to return to running with the high single-digit margin. This fourth quarter you already had a certain retraction, anyway, whatever color you can have in the pork business, I think it helps a lot. Thanks.

Gilberto Tomazoni: Isabela, thanks for the question. I will answer Seara’s question and then I will ask Wesley to give his vision of the pig issue in the United States. So, we have been talking about the issue that Seara’s business was not performing within the potential that we believed the business had, and you know that we even promoted some changes in the structure to allow me to get closer to Seara’s business , so I can now tell you more calmly about what is happening in the business.

Firstly, Seara does not have a problem with the gate going out. I think it’s important for us to understand this business to be clear, as I mentioned earlier when I talked about investments, but I want to reinforce the point that preference, penetration and repurchase of our products continue to grow. If price positioning has to do with the value of our products it can be seen that we lead many categories in the market in price. So, if you start with the history when we bought Seara back in 2013, when Seara sold 30% cheaper than some leading brands, today that is not what happens in the market, Seara succeeded and Seara has increased the value of its products and yet penetration has increased. So, that’s why we’re enthusiastic about investing in Seara’s growth, because in many categories we were hitting the ceiling.

So, let’s separate then. We don’t have a marketing challenge, we have a cost challenge. And the cost challenge is a process that is not a process so you change quickly. For example, increasing the yield of a chicken operation is a training process, qualifying operators so that they are able to operate at a higher level of performance.

So, I’m mentioning one of the things, there are several other things that range from agriculture, they are small things that, when put together, they give a level of performance below that which we operate. Remembering that we are, in this business, we have the entire chain, from grandmothers to the finished product.

So, all this work has been done, an x-ray has been done on each of the small steps in the processes, potential gaps have been identified, a plan has been created to attack each of the gaps and we are off to get it. I am quite confident that it is only a matter of time before we pursue this issue.

But, this is a process that is not resolved from one quarter to the next. It takes a few quarters to resolve. But, surely, we will be able to see more and more of these opportunities being captured in Seara’s business from now on.

Wesley, could you answer the swine question?

Wesley Batista: Isabela, good morning. In fact, we don’t see the United States business as a volatile business. If you look at its history, go back 10 years, go back even further, go back 15 years, this is one of the most stable businesses we have, it is a business that, for years, was a high single-digit business, in worst cases mid single-digit, and often low double-digit. So, it’s a business that has always had 5 to 10% margin and such, and I think the last time it was below that, before this first half, I don’t remember here, but from 2012-2011, something at the beginning of the 2010s.

So, this is a business that, in fact, we see as quite stable. We see that the first half of this year, the first and second quarter, was the point outside the curve. We, in fact, see the result we delivered now as the closest to normal. As an example for you, Isabela, obviously, we are in the middle of the fourth quarter, but we see a fourth quarter much more in line. Of course, the fourth quarter is always worse than the third quarter seasonally, so it is seasonal, but we expect a fourth quarter that is much more in line, although a little more challenging than the third quarter, but in line with the third tri than nothing to do with the first half of the year we had.

So, in fact, we are optimistic about the pig business, yes. We don’t think it’s a business where we have to expect volatility in the future. We think it will return to the same stability and the same margin levels that we have had in the last 10 years, in the last almost 15 years.

So, for next year, just as a comment on the great things we are seeing, we saw at the beginning of this year, especially in the first half of the year, a significant slaughter of sows, which will have an impact on availability of pigs next year, we are seeing a much cheaper grain cost, so we have been loading, especially in the part that we carry from our live pig production, we have been loading, the pigs have a longer life longer than the chicken, so it carries a little bit of meat, so as time passes the breakeven of this pig gets better, we think that next year the pig will have a super important advantage with less beef on the market, We think that the United States is super competitive for exports when compared to players in Europe, which has been reducing slaughter, reducing production.

So, we are optimistic for next year and we think that the outlier was the first half of this year. We don’t see the first half of this year as a norm, no, we see it as an exception.

Isabela Simonato: It’s clear, thank you.

Operadora: Our next question comes from Ricardo Alves, Morgan Stanley. Please, go ahead.

Ricardo Alves: Good morning everybody. Thanks for the call. Guys, a question about North America Beef. You delivered a similar, you know, even slightly better margin than in the second quarter, while industry spreads, in fact, indicated a much worse gross margin for the sector as a whole. So, I would like, if you could go into a little more detail, what explained this constant of these margins in a sequential manner, if it was something... if there is something that you think is worth mentioning at the SG&A level, that the We typically don’t talk about this as much, or maybe it came more because of the cost initiatives, right, maybe more at the COGS level. So, a little more detail on cost and SG&A.

And along the same lines, the data on cattle placements for the first quarter of next year apparently indicates an improvement in the supply of cattle. I wanted, even if it’s momentary, I just wanted to get your perspective on this. So, a little bit about the dynamics of the third quarter, but also trying to look a little beyond the fourth quarter.

And, sorry for the long question, my second question is quicker, about Seara. I just wanted an update on processed products, if you could just mention what you expect in terms of the ramp-up of the new plant that you opened, both in terms of volume and market presence.

And, along the same lines, what did you see in the third quarter and what are you seeing now in the fourth quarter in relation to the competition? From what I talked to some market players, in some specific processed categories, the competition has gotten a little worse at the end. I don’t know if you noticed this, if there is any subcategory within processed foods that is of concern. So, just a little bit about the competitive dynamics. Thanks.

Wesley Batista: Good morning, Ricardo. To talk about Beef here, without a doubt we realize, within our business, that from the second quarter to the third quarter our operation improved. We improved, we made some reductions, but nothing that explains the improvement in results despite the compression of the spread between beef and beef. The main point that we improved, and, therefore, I can say that a large part of the improvement was captured, was in the commercial part. In the first half of the year, we had some positions that were outside of what we believe and several improvements in the commercial area, which we have been able to advance quickly. There is still room for improvement in the commercial area, but much of it is already captured in the results. And we started and made good progress in the industrial part, in our income part, in the cost part. So, obviously in the industrial part it is a slightly longer process, but it is progressing well. We are optimistic about the way it is going.

The fourth quarter is normally a more difficult quarter for the beef business in the United States, without a doubt, so we expect that it will be a more difficult quarter in the fourth quarter than in the third quarter, but we are focused on the things that We control here, in operational excellence and we think we have it, so, looking ahead, I would say it is possible to have another two percentage points of margin to capture, I have no doubt about that. So, and I don’t think it’s the end point, no, I think it can be done over the course of next year, the end of this year and the year after that.

For next year, it’s true, you’re right that the cattle feed, the placement here is not bad. We look at this with a certain care, because we know that, deep down, we are at the lowest part of the cycle and we have to be very careful because when you see the bigger placement, we have to wait for time to pass. to understand if this is true, but it could be heifers that are not going to retention and coming to confinement.

So, we see this as a good thing in the short term, but we look at it with caution.

The fact is that next year, 2024, will be a more difficult year for the beef business. Having said that, we consider both things, it will be a more difficult year, but on the other hand we see that there is a lot for us to improve within our operation, those 2% that I mentioned. So, we even think that it is possible for our results to stay in line, improve a little, get a little worse, but not be too different and not follow the most difficult year that will be 2024. We, capturing our internal opportunities here, we manage to not have a worse result next year, potentially an improvement or, in short, something around that.

Obviously the market is difficult for us to say exactly what the market will be, but the point is that, given what we see of our internal improvement, we are focused on that, yes, that is the point.

Gilberto Tomazoni: Ricardo, on the issue of Seara, so, the growth that we have already announced in the past, that we are going to grow in general categories, 10% was for growth in volume, more volume available this year and 10% next year, because These investments lead Seara to have 20% additional volume of capacity, and that makes up all the products, and it is category by category that leads to these numbers.

When you talk about the competitive environment, I like to talk about this issue of the competitive environment thinking that all your market growth you have to deserve, you cannot make this growth by exchanging price, exchanging a reduction in the value of your products, you have to make this growth by increasing the value of your products. So, I even mentioned it before in another answer, that in Seara’s price index, Seara has grown, what can be seen in the market is that it has started to lead many categories and price positioning, and the growth we are looking for What we’re doing in the categories we’re entering is growth with innovation, it’s offering the consumer differentiated products, new products that prevent you from having exactly one... you being in a price comparison with one product or another.

So, if you enter the market with a different product, with a new product, you create conditions for consumers to experiment and growth that improves your added value and improves your brand image. So that has been our focus. So far it has worked. So, if I take the example of the first line of higher volume products that we entered, which were breaded, we brought a lot of innovation to the market, we made the market grow.

So, the market grew because we brought new things and this practically allowed the ramp-up of the lines there to be above the level we anticipated from our investment. So, that has been the logic, and the first one we entered was with empanados, we will enter with the others, we hope it will be as successful as we are in empanado with the other categories we are entering.

Ricardo Alves: Tomazoni and Wesley, thank you.

Operadora: Our next question comes from Lucas Ferreira, Banco JP Morgan. Please, go ahead.

Lucas Ferreira: Hi guys good morning. My first question is about demand in the United States for all types of protein. If you continue to see some type of down trading, favoring chicken, favoring Pilgrim’s, how is retail promoting chicken, if you think that next year will be a much stronger year for chicken demand? And in the case of both beef and pork, is there still any room, in your opinion, for the consumer to pass on the price? Mainly in cattle, to help the spread a little now at the end of the year and next year.

And the second question is a follow-up to Wesley about pigs. I remember that the beginning of the year was also challenging because of that proposition 12 in California, I remember many of your competitors closing plants, smaller plants, with just one shift, if this process is over, if this market is already more adapted to the proposition 12 and if the slaughter offer has, in fact, already adjusted, is it already at a more adequate level or not, if this could still be passive in the coming quarters? Thanks.

Wesley Batista: Hi Lucas. Good morning. I think I can answer both questions. Tomazoni, if you want to complement it a little. I think demand, Lucas, we see demand as follows: in cattle, if we look, our cut out is 16% higher than last year, so our quarterly average here was 3.03, I’m talking about USDA here, and last year it was 2.60. So, although, obviously, our volume was low, there was about 7% less volume, which I’m obviously talking about here at the fed, on average it was also 7.5%. So, even though we reduced volume by 7.5%, we increased the market here by 16%.

So, I think this proves that the demand for beef is strong, but the fact is that we will have less volume. This year there is less than last year, next year will probably have less than this year. And given this less volume, this undoubtedly benefits the demand for pork and the demand for chicken. So, I think this is natural. We will see, with a smaller volume of beef, this protein will be replaced by alternative proteins available on the market, which will be chicken and pork.

But this does not show a weak demand for beef, because you see a lot, given the lower availability, you see the price issue. We reduced the volume in the market by 7% and you see a price, a cut out greater than 16%. So, I think this is relevant.

And on the pig issue, Prop 12 never... so, obviously we didn’t expect Prop 12, which are different rules by states and all that, but we have a very pragmatic stance on this, Lucas, and since the At the beginning, we met with our clients, who are partners, from way back, even before there was much...when there was uncertainty about this, we decided to take the lead, so, as we thought we couldn’t take the risk of the Pro 12 to be successful, which ended up being successful, and this created a problem for our client. We came out ahead with both our partners in pork production and customers and made the investment.

So, when the Prop 12 thing, signed by the Supreme Court here in the United States and all that, it didn’t create a problem, because we already had the production, the client was already aligned, so this ended up not creating a problem for the company. Guys, Lucas. And, finally, this closed plant business, it’s difficult for us to talk, obviously, about the market in general, but I can talk about our operation.

Our operation has 5 fresh pork units here in the United States, four of them are two-shift plants, very modern, quite large, which we have invested in over time, in recent years. These are units that, I can say with complete confidence, are among the best in the United States from the point of view of investment, CapEx, structure. And our other plant, which is a one-shift plant, is also in a super advantageous location, close to the population. So, it also has an advantage, despite being a one-turn plant, it doesn’t lose anything to the others.

So, we are doing well, we think that as the industry advances and modernizes, which is natural, our plants, our plant footprint is very well positioned for the future.

Lucas Ferreira: Perfect, thanks.

Operadora: Our next question comes from Leonardo Alencar, XP. Please go ahead.

Leonardo Alencar: Good morning, Tomazoni, good morning, Guilherme, good morning, Wesley. Thanks for taking my question. Perhaps I would like to follow up a little on some points discussed previously, but starting with US Beef, so we really had this reading that perhaps even due to cost dynamics, American livestock farmers have allocated more animals to confinement, there is already a sign of an increase in cattle in confinement in the fourth quarter, perhaps even in the first quarter. So, if we were to even think about continuity, do you see an increase in the available supply of cattle for slaughter at the end of this year/first quarter of next year, perhaps higher than expected and bringing some comfort on the cost side?

And then we enter the second/third quarter of next year, which are better quarters, with a demand perspective, so perhaps carrying a better margin than expected. Still, in 2024 what is desired would be a worse year than 2023 thinking about margins, although you and Wesley have already commented on the efficiency gains that can happen within the operation, but it seems that the result of this purpose still needs to decrease the level of reduction of the industry as a whole and increase the level of idleness in factories.

So, I would like to hear a little in this sense, if there is perhaps an improvement in the scenario in the very short term, perhaps until the first quarter of next year, if it requires sustaining a better scenario in the way you are selling it for 2024, but if eventually There would need to be some sort of restriction, reduction of reduction, greater idleness within the industry as a whole. If this reading makes sense or if JBS itself has no plans to reduce slaughter for 2024 and tries to carry this higher capacity utilization. That would be the first question.

And the second question, because I think we haven’t entered into Australia’s dynamics, so Australia’s margins are a little worse in the quarter, I still think the scenario is favorable, the livestock cycle is favorable, I wanted to understand a little of the other operations too, so not only cattle, but pigs, fish, Australia’s dynamics were starting to enter a favorable moment and a slightly weaker quarter, but just to be able to understand if we can remain optimistic with Australia.

And finally, just a follow-up, JBS Brasil actually had a lower margin in the third quarter versus the second quarter, it was also a surprise on our side, and we have been discussing a lot what the scenario is for the fourth quarter, third and fourth quarter, from the perspective of demand with a lot of complaints from the retail side.

You have an interesting meat retail operation, if this has been an opportunity for you to grow and accelerate the opening of stores, to capture a little more of the effect given that most retailers have reduced stocks and you have this possibility via verticalization to capture more market. That’s it, thank you.

Gilberto Tomazoni: Wesley, you start by answering the US Beef question and then I complement it.

Wesley Batista: Good morning, Leonardo. I think that our level of idleness, the level of operation of the units will depend a lot on the cattle supply next year. Without a doubt, we have a reasonable number of cattle in feed, which is also not huge, remembering that we are down 7% this quarter from last year in the slaughter of fat cattle, not counting cows, the waste animal. So, we have food for cattle, but it is also not excessive enough to say that it is a big improvement compared to this year.

Having said that, we know that we are – and we cannot forget – in the smaller part of the cycle. So, we will reach some point where there will be little less cattle. I’ll even tell you the opposite, next year, when we get closer to spring, when we’ll be able to understand a little more about the issue of sow retention, it could be that the sign of a little less cattle on- feed is a good sign. We see less news coming into confinement, it is a negative sign, obviously, in the short term, but without a doubt it will be a sign that we need to see improvement in the medium and long term.

So, next year we will see a short-term improvement, which means a worsening in the long term, but a worsening in the short term will mean an improvement in the long term. So, I think this is an important point.

And so, what will determine this, I think it is much more climate, Leonardo, than anything else. Today, the economic incentive for calf raisers is not bad, it is a very good incentive. What has been very difficult is the climate issue. So, I think that if we have a more favorable climate next year, the producer should retain more sows, it should generate a worsening of cattle in feed and this means an improvement in the medium term.O contrário é verdadeiro, se a gente tiver um clima ruim para produção de bezerro, seco, que não permitir retenção de matrizes, isso provavelmente vai vir um cattle on feed mais alto, mas no longo prazo isso significa um ciclo de baixa mais longo. Então, a gente precisa entender isso no ano que vem e vai depender muito de clima, Leonardo, para a gente entender isso.

Gilberto Tomazoni: Leonardo, in continuation of your questions about Australia, we are very optimistic about Australia. What you saw in the quarter, which seems like the business is worse, has nothing to do with the structure of the beef business. The beef business in Australia for us is more than 60%, and the beef business performed well, and we are very optimistic, we are even starting to put the second shift in many factories, because remembering that in the past, due to the restrictions of animal supply, we work with one shift, now we are filling the second shift to operate the factories at full capacity next year. So, the issue of Australia is very positive.

Then you look, like, “but your result showed that you got worse”. But it wasn’t an issue to do with the cattle operation in Australia, no. The question is that two things answer this: first, there was an FX problem, which is the dollar-aud issue. So, that was the first question, the most important thing when you look at it, was this question. The second, that we have more business there, it’s not just the beef business, we have the Primo business, which is added value, and this, for example, had an impact on the cost of raw materials that rose from pigs in Europe, because they import the raw materials, the raw materials that arrived arrived at a more expensive price. At first it impacts the price, the cost, and then there is time for this cost to be passed on to prices.

And the second is the salmon business. The salmon business had astronomical margins, I’ll put it that way, and now it came with an excellent margin, but smaller than what was there. So, when you look at one thing against the other, it seems like the deal didn’t work out. But the two things that explain it; one thing is the cost of pigs, of pig raw material for Primo, and the other is that salmon, which had astronomical margins, returned to still have an excellent margin, but within what is the expected margin of salmon.

So, this combination seemed like... but the biggest impact we had there was the issue of FX. So, when we look, if we look in AUD, you don’t see the result that you saw in dollars.

Well, the other point you raised is the issue of Brazil, the expectation for this quarter now, for the end of the year, for consumption. We are quite optimistic. You even mentioned, we have some channels in which we have a difference, I will say, in relation to the market: the first of them is the stores, you said, that we have a number of important stores and a channel that we serve directly to the consumer. So, we are optimistic about the growth in sales volume in this channel, we are very optimistic about the growth we have at Açadogue Friboi Reserva, which is a special butcher shop in which we manage the category within our customers’ stores. It’s very positive, it’s been growing well, more supermarkets have approached us to start it, it’s a successful model.

So, when we look at our set of factors, even considering that the Friboi brand has just received top of mind in the category, this is all for us, we are looking at this end of the year with a lot of optimism for our beef business in the Brazil.

Wesley Batista: Tomazoni, if I can add one thing about Australia, quickly, Leonardo, I think it’s relevant to say that next year, in the fourth quarter of next year, we expect better margins for the Australian business. Despite everything we said there, some things in the third quarter, we are very optimistic for the Australian business going forward.

Leonardo Alencar: It is not clear. Thank you very much for all the detail. Thank you very much.

Operadora: Our next question comes from Tiago Duarte, BTG Pactual. Please go ahead.

Tiago Duarte: Hello, good morning, Tomazoni, Wesley, Guilherme, good morning everyone. I just wanted, in fact, to revive a discussion around Seara that hasn’t been completely clear to us yet. I think that several points have already been made about, Tomazoni spoke in particular, about a cost improvement that has to be implemented, the ramp-up of new plants that have come in and so on, but it is precisely the dynamics, less than the dynamics margin itself, but it is precisely the topline dynamics that draws our attention.

Tomazoni clearly recalled that 10% capacity addition this year, plus 10% next year, but the impression we give is that despite this capacity addition, volumes are not even evolving in a very positive way and, apparently, also smaller than the rest of the market.

So, I wanted to focus on this point, listen a little more and understand why the volume dynamics don’t seem... I also understand that there was a drop-in price, but apparently the volume dynamics don’t seem to be responding to a business unit that, in theory, would come with a relevant addition of capacity this year and also for next year. And obviously, I understand that once that’s addressed, I think the margins tend to also respond positively. But I wanted, again, to understand Seara’s revenue dynamics. Thanks.

Gilberto Tomazoni: Tiago, I don’t know, I think we might... I don’t know, I think maybe... I don’t know how you raised this issue of volume, because when I look at the volume specifically, for example, of the second tri, the third in relation to the second, we have a volume growth of 6%. So, Seara’s volume is coming, the number we are talking about there, this output is unlikely to come because, like, this is a push and pull business, right.

When we make a market decision, we make a decision based on an estimate of future demand, category growth, market growth. Then we look, “wow, the market is growing, we think we can grow here, the brand has the possibility of penetrating here”, then we make a decision. After we make this decision and we make our investments, the product will come, because it is not something that I will say “now I will stop production”. I cannot stop production, because if I stop production I will cause an imbalance in the entire chain and if I cause an imbalance in the entire chain, then yes, we will have a very serious process problem.

So, these volumes will come, as I told you, if I take one quarter against the other, I am already seeing 6% growth that we had in relation to the second quarter.

When you look at the price, maybe you are looking at revenue, but the price of birds has fallen enormously. So, if I take the price I had for poultry, take the average price between the domestic market and the foreign market, which we had in 2022, which we had now for the same quarter, I’m saying that we have a price that is in around 25% less. So, I think this price dynamic may have led to your conclusion. But, so, the volumes are coming and they can’t help but come.

So, they’ll come and we’ll be... that’s the market strategy, as I’m talking about and which I explained a little earlier, of trying to grow the categories and not simply enter into a strategy of stealing money. That has been our strategy. I don’t know if I answered you, Tiago.

Tiago Duarte: Did not answer. I just wanted to take advantage of this number that you mentioned about volume growth from quarter to quarter, which is very relevant, and only if you could share the growth year over year, the year to date versus last year’s year to date, more to have this order of magnitude for we can eliminate price effect and volume effect.

Gilberto Tomazoni: I don’t have that number here with me right now, but our RI team will contact you later to give you that number.

Tiago Duarte: It’s great, thanks, Tomazoni.

Operadora: Our next question comes from Ricardo Alves, Morgan Stanley. Please go ahead.

Ricardo Alves: Guys, thanks for the follow-up. It is very fast. I missed the preliminary remarks. Guilherme, can you just quickly comment on your expectations for working capital? At the end of the year, you always provide details that help us to have an expectation of cash generation as well. So if you can comment on this. Thanks.

Guilherme Cavalcanti: Hi Ricardo. So, for the last quarter, we are... firstly, on the operational side, as already mentioned, we are very optimistic for Australia, also Brazil and Seara. So, on the operational side, we should have very good cash generation. And then in terms of working capital, we hope to release more... if you saw the CBOT, which went from 6.50 to 4.60, we hope to release another US$ 150 million due to the drop in the grain price, we also hope to free up working capital because of the price of cattle also in Australia and Brazil, we have more or less US$ 100 million to receive in state tax refunds – remembering that we pay taxes with a prediction –, so we still have to receive this refund of state taxes from the United States and credit monetization from Brazil.

And in the last quarter we always have what we call deferred livestock, which is the postponement of payments that is made at the request of livestock farmers so that payments only fall in the following fiscal year. This depends a lot on the negotiations that will begin, but this past year we had, remember, US$440 million that went from December to January, US$140 million in Brazil, US$300 million in the United States.

So, having this same dynamic, we also have a quantity, a significant volume to free up working capital due to this issue of postponing the purchase of cattle. So, with that, I think the outlook for the fourth quarter is good free cash flow, just as we presented in the third quarter.

Ricardo Alves: It’s great. Thank you very much, Guilherme.

Operadora: We now close the question and answer session. I would like to give the word to Mr. Gilberto Tomazoni for final considerations. Please, Mr. Tomazoni, you may continue.

Gilberto Tomazoni: I want to thank all of you for participating in this conference call, thank our more than 260 thousand employees around the world for their dedication and focus on seeking operational excellence every day, and say that we are absolutely focused on what we control regardless of other issues that could affect our business and very confident about the future of the company. Thank you very much.

Operadora: The JBS conference call is now closed, thank you all for participating, have a good day and thank you for using Chorus Call.